                                       Filed by New York Community Bancorp, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                               Subject Company: New York Community Bancorp, Inc.
                                                     Commission File No. 0-22278


     The following is a press release issued by New York Community Bancorp, Inc. on April 18, 2001:

                                                               Ilene A. Angarola
           April 18, 2001                                   First Vice President
                                                              Investor Relations
                                                                  (516) 683-4420


                        NEW YORK COMMUNITY BANCORP, INC.
      REPORTS A 50% INCREASE IN 1ST QUARTER 2001 DILUTED CORE EPS TO $0.42 AND A 135% INCREASE IN 1ST QUARTER 2001 DILUTED EPS TO $0.66 PER SHARE

Westbury, N.Y., April 18, 2001 - New York Community Bancorp, Inc. (Nasdaq: NYCB) today reported core earnings of $17.4 million, or $0.42 per diluted share, for the three months ended March 31, 2001, as compared to reported earnings of $7.6 million, or $0.28 per diluted share, for the three months ended March 31, 2000(1). The 2001 amounts exclude a non-recurring net gain of $10.3 million on the sale of loans and securities during the quarter, which boosted the Company's reported earnings to $27.6 million, or $0.66 per diluted share.

The Company also reported cash earnings of $33.0 million, or $0.79 per diluted share, for the first quarter of 2001, up from $10.1 million, or $0.37 per diluted share, for the year-earlier three months. In addition to providing $5.4 million, or 19.6%, more to tangible capital than its reported earnings, the Company's cash earnings provided a return on average assets of 2.85% and a return on average stockholders' equity of 47.13%.

Chairman, President, and Chief Executive Officer Joseph R. Ficalora noted that the Company's first quarter 2001 performance not only reflects ongoing internal growth and improvements in its business, but also its November 30, 2000 purchase acquisition of Haven Bancorp, with $2.7 billion in assets and 70 branch offices. "During the quarter, the Company achieved the objectives set forth at the time of the Haven transaction, with an additional $560.0 million of the acquired loans and securities having been sold. This brings the sale of acquired assets to $1.2 billion, in line with our initial expectations. The bulk of the proceeds have since been used to reduce liabilities, to fund mortgage originations, and to invest into readily marketable collateralized mortgage obligations, consistent with our current asset and liability management strategy. In the current rate environment, our sights are sharply focused on shortening the maturities of our assets and further de-leveraging the balance sheet. With approximately $1.2 billion of CDs expected to reprice downward over the next four quarters, we are very well positioned to grow earnings throughout 2001."

----------
(1) Per-share amounts for the year 2000 have been adjusted to reflect a 3-for-2 stock split on March 29, 2001.




                                  - continued -

New York Community Bancorp Reports 1st Quarter 2001 Earnings           2 2 2 2 2

"We also completed the integration and upgrade of the Bank's data processing systems, a complex undertaking that confirmed our ability to execute a key component of our post-merger strategy. Of lesser importance, but worthy of note, was the first quarter sale of CFS Insurance Agency, which was acquired in the Haven transaction, with no meaningful impact on our first quarter results," Mr. Ficalora said.

 "We also maintained an aggressive approach to managing our capital. In addition to de-leveraging our balance sheet, we maintained an active share repurchase program. More than two million shares were repurchased over the course of the quarter, including 1.3 million shares repurchased in connection with the exercise of stock options by current or former officers and directors of the combined company. At March 31st, an additional 1,140,209 shares were still available for repurchase under the authorization approved by the Board on February 6, 2001.

"The quarter also confirmed our earnings expectations in the wake of the acquisition and the implementation of our various corporate strategies. Reflecting significant revenue growth from net interest income and other operating income, we achieved a 135% increase in diluted earnings per share on a reported basis and, on the basis of core earnings, an increase of 50%. Net interest income rose 114% to $35.1 million, while other operating income experienced a better than 25-fold increase. Even excluding the one-time gain on sales of $15.7 million, the growth in other operating income was substantial, fueled by an increase in fee income from an expanded branch network and customer base. At the same time, our effective tax rate was somewhat lower, at an anticipated run rate between 35% and 36%. While operating expense was boosted by the cost of the systems conversion," Mr. Ficalora continued, "we would expect such expenses to be somewhat lower in the quarters ahead.

"Based on our first quarter results and the strategic direction we have taken," Mr. Ficalora stated, "I currently anticipate that our core diluted earnings per share for 2001 will range between $1.80 and $1.83, as adjusted for our recent stock split. Similarly, I currently anticipate that our diluted cash earnings per share will range between $2.38 and $2.41, as adjusted for the split.

"These estimates, which exclude any impact from the proposed merger with Richmond County Financial Corp., are based on our assessment of the current interest rate environment, its expected direction over the next four quarters, and the following expectations regarding our results:

     - Net interest income, interest rate spread, and net interest margin are expected to benefit from the anticipated repricing of approximately $1.2 billion in CDs with a current cost of approximately 5.92%;


                                  - continued -

New York Community Bancorp Reports 1st Quarter 2001 Earnings           3 3 3 3 3

     - In addition, the proceeds from the sale of one-to-four family mortgage loans and securities will be deployed into the origination of multi-family, commercial real estate, and construction loans with a shorter term to maturity;

     - Our branch network is expected to generate substantial fee income and income from the sale of banking services and investment products;

     - Operating expenses will reflect our focus on expense control, with an expected run rate of $17.0 million to $17.5 million per quarter for the remainder of 2001;

     - Tax benefits will be maximized, resulting in an expected effective tax rate of 35% to 36%.

"Again, these estimates do not include the impact of the proposed merger with Richmond County Financial, which is expected to close during the third quarter, subject to the approval of our respective shareholders and regulatory agencies. We are currently in the process of preparing the necessary filings and look forward to issuing our joint proxy/prospectus as soon as possible," Mr. Ficalora said.

Earnings Summary

     - Reflecting current strategy and a significant level of mortgage loan production, interest income rose $48.1 million to $84.4 million. The increase stemmed from a $2.5 billion rise in the average balance of interest-earning assets to $4.3 billion, which offset an eight-basis point drop in the average yield to 7.81%.

     - Interest expense rose $29.4 million to $49.2 million, reflecting a $2.4 billion rise in the average balance of interest-bearing liabilities to $4.1 billion and a 19-basis point rise in the average cost to 4.83%.

     - Net interest income rose $18.7 million year-over-year to $35.1 million. The Company's interest rate spread rose to 2.98% from 2.93% in the trailing quarter, while its net interest margin rose to 3.25% from 3.24% in the trailing three-month period.

     - The provision for loan losses continued to be suspended, as it has been since the third quarter of 1995.




                                  - continued -

New York Community Bancorp Reports 1st Quarter 2001 Earnings           4 4 4 4 4

     - Other operating income rose to $28.5 million from $1.1 million. In addition to the $15.7 million pre-tax gain on sales, the increase reflects a 16-fold increase in fee income to $7.9 million, primarily reflecting the benefit of the Haven acquisition, and a seven-fold increase in core other income to $4.7 million, including investment product revenues, BOLI income, and other operating income.

     - Non-interest expense rose to $20.9 million, including operating expense of $19.4 million and goodwill amortization of $1.5 million. In addition to the costs incurred in operating a vastly expanded branch network, the higher level of operating expense reflects certain non-recurring expenses stemming from the systems conversion that occurred in the first quarter of the year.

     - Income tax expense rose $10.7 million to $15.1 million, reflecting a $30.8 million increase in pre-tax income to $42.7 million. The 2001 amount reflects an effective tax rate of 35.3%.

Balance Sheet Summary

     - Reflecting the aforementioned sale of loans and securities during the first quarter, the Company recorded total assets of $4.6 billion at March 31, 2001, down $76.3 million from the level recorded at December 31, 2000. Mortgage loans represented $3.2 billion, or 68.0% of total assets, down $440.1 million from the year-end amount.

     - Reflecting the sale of one-to-four family mortgage loans totaling $526.0 million, the portfolio of one-to-four family mortgage loans declined $539.3 million to $727.7 million, or 23.1% of mortgage loans outstanding, from $1.3 billion, or 35.2%, at year-end 2000.

     - At the same time, the portfolio of multi-family mortgage loans rose to $2.0 billion, representing 64.4% of mortgage loans outstanding, from $1.9 billion, representing 54.1%. The $86.0 million increase in multi-family loans was complemented by a $15.2 million rise in commercial real estate loans to $339.2 million, representing 10.7% of the mortgage loan portfolio at March 31, 2001.





                                  - continued -

New York Community Bancorp Reports 1st Quarter 2001 Earnings           5 5 5 5 5

     - Mortgage originations totaled $257.6 million during the quarter, and included $166.0 million in loans secured by multi-family buildings, $27.8 million in loans secured by commercial real estate properties, and $59.7 million in loans secured by one-to-four family homes.

     - At April 17, 2001, the Company's pipeline held $281.0 million of mortgage loans, including multi-family loans of $205.0 million.

     - The Company recorded its 26th consecutive quarter without any net charge-offs. Non-performing assets declined $221,000 from the year-end 2000 amount to $8.8 million, representing 0.19% of total assets at March 31, 2001. The reduction was the net effect of a $359,000 decline in non-performing loans to $8.7 million and a $138,000 increase in foreclosed real estate to $150,000. The $8.7 million consisted of mortgage loans in foreclosure totaling $2.8 million and loans 90 days or more delinquent totaling $5.9 million.

     - In the absence of any net charge-offs or provisions for loan losses, the allowance for loan losses held steady at $18.1 million, representing 206.85% of non-performing loans and 0.57% of loans, net.

     - Securities held to maturity declined $40.9 million to $181.6 million, while mortgage-backed securities held to maturity declined $42,000 to $1.9 million at quarter's end. These reductions were partly offset by a $423.7 million increase in money market investments to $548.3 million (largely reflecting the proceeds from the sale of loans that settled at the close of the quarter), and by a $38.7 million rise in securities available for sale to $342.4 million after $40.0 million of such securities were sold.

     - Deposits declined $43.4 million to $3.2 billion, the net effect of a $64.9 million decline in CDs to $1.8 billion (representing 56.3% of total deposits) and a $21.5 million rise in core deposits to $1.4 billion (representing 43.7%). Borrowings totaled $1.0 billion at March 31, 2001, down $4.3 million from the total recorded at December 31st.

     - Stockholders' equity totaled $286.4 million at March 31, 2001, representing 6.18% of total assets and a book value of $7.05 per share, based on 40,638,843 shares. In addition to distributing cash dividends of $6.9 million during the quarter, the Company allocated $54.9 million toward the repurchase of 2.2 million shares.



                                  - continued -

New York Community Bancorp Reports 1st Quarter 2001 Earnings           6 6 6 6 6

New York Community Bancorp, Inc. is the holding company for New York Community Bank. The Company serves its customers through 19 traditional and 67 in-store branch offices in New York City, Long Island, Westchester and Rockland counties, Connecticut, and New Jersey, and is one of the leading multi-family mortgage lenders in the United States. Additional information about the Company is available at its web site, www.myNYCB.com.

New York Community Bancorp and Richmond County Financial Corp. will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by New York Community Bancorp will be available free of charge from Ilene A. Angarola, First Vice President, Investor Relations, New York Community Bancorp, 615 Merrick Avenue, Westbury, New York 11590. Documents filed with the SEC by Richmond County Financial Corp. will be available free of charge from Thomas R. Cangemi, Executive Vice President and Chief Financial Officer, Richmond County Financial Corp., 1214 Castleton Avenue, Staten Island, New York 10310-1702.

The directors, executive officers, and certain other members of management of New York Community Bancorp and Richmond County Financial Corp. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available at the addresses provided in the preceding paragraph.

Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This release contains certain forward-looking statements, including the earnings outlook provided above, with regard to the Company's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

                                        - continued -

New York Community Bancorp Reports 1st Quarter 2001 Earnings           7 7 7 7 7

These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future results. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effects of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in market interest rates, general economic conditions, legislation, and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, and demand for financial services in the Company's market area; changes in accounting principles and guidelines; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, and services.

Specific factors that could cause future results to vary from current management expectations are detailed from time to time in the Company's SEC filings, most recently including its Annual Report on Form 10-K for the twelve months ended December 31, 2000.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Except as required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

                 - Financial Statements and Highlights Follow -

                        NEW YORK COMMUNITY BANCORP, INC.
                      CONSOLIDATED STATEMENTS OF CONDITION
                                 (in thousands)


                                                                                                  MARCH 31,             DECEMBER 31,
                                                                                                    2001                   2000
                                                                                                 (unaudited)
                                                                                                 -----------            -----------
ASSETS
Cash and due from banks                                                                          $    82,064            $   133,093
Money market investments                                                                             548,300                124,622
Securities held to maturity (estimated market value of
    $180,753 and $220,608, respectively)                                                             181,628                222,534
Mortgage-backed securities held to maturity (estimated market
    value of $1,942 and $1,979, respectively)                                                          1,881                  1,923
Securities available for sale                                                                        342,449                303,734

Mortgage loans:
   1-4 family                                                                                        727,746              1,267,080
   Multi-family                                                                                    2,031,701              1,945,656
   Commercial real estate                                                                            339,261                324,068
   Construction                                                                                       57,425                 59,469
                                                                                                 -----------            -----------
Total mortgage loans                                                                               3,156,133              3,596,273
Other loans                                                                                           32,654                 39,748
Less:  Unearned loan fees                                                                             (1,953)                (1,571)
       Allowance for loan losses                                                                     (18,064)               (18,064)
                                                                                                 -----------            -----------
Loans, net                                                                                         3,168,770              3,616,386
Premises and equipment, net                                                                           38,167                 39,191
Goodwill                                                                                             116,589                118,070
Deferred tax asset, net                                                                               29,207                 42,360
Other assets                                                                                         125,453                108,872
                                                                                                 -----------            -----------
Total assets                                                                                     $ 4,634,508            $ 4,710,785
                                                                                                 ===========            ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   NOW and money market accounts                                                                 $   726,030            $   719,420
   Savings accounts                                                                                  504,826                492,604
   Certificates of deposit                                                                         1,808,927              1,873,810
   Non-interest-bearing accounts                                                                     174,031                171,360
                                                                                                 -----------            -----------
Total deposits                                                                                     3,213,814              3,257,194
                                                                                                 -----------            -----------
Official checks outstanding                                                                           32,598                 41,239
Borrowings                                                                                         1,033,222              1,037,505
Mortgagors' escrow                                                                                    30,119                 11,291
Other liabilities                                                                                     38,392                 56,146
                                                                                                 -----------            -----------
Total liabilities                                                                                  4,348,145              4,403,375
                                                                                                 -----------            -----------
Stockholders' equity:
   Preferred stock at par $0.01 (5,000,000 shares authorized;
    none issued)                                                                                        --                     --
   Common stock at par $0.01 (60,000,000 shares authorized;
    46,455,336 shares issued; 43,457,043 and 44,370,186
    shares outstanding at March 31, 2001 and December 31,
    2000, respectively)(1)                                                                               465                    310
   Paid-in capital in excess of par                                                                  177,586                174,450
   Retained earnings (substantially restricted)                                                      143,139                146,514
   Less: Treasury stock (2,998,293 and 2,085,853 shares,
         respectively)(1)                                                                            (29,623)                (2,388)
         Unallocated common stock held by ESOP                                                        (8,382)                (8,485)
         Common stock held by SERP                                                                    (3,770)                (3,770)
         Unearned common stock held by RRPs                                                              (41)                   (41)
   Accumulated other comprehensive income, net of tax effect                                           6,989                    820
                                                                                                 -----------            -----------
Total stockholders' equity                                                                           286,363                307,410
                                                                                                 -----------            -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                       $ 4,634,508            $ 4,710,785
                                                                                                 ===========            ===========


(1) Share amounts for the year 2000 have been adjusted to reflect a 3-for-2 stock split on March 29, 2001.

                        NEW YORK COMMUNITY BANCORP, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (in thousands, except per share data)
                                   (unaudited)

                                                                   FOR THE
                                                             THREE MONTHS ENDED
                                                                  MARCH 31,
                                                           ---------------------
                                                             2001          2000
                                                           -------       -------
INTEREST INCOME:
    Mortgage and other loans                               $70,509       $33,126
    Securities                                               8,903         3,023
    Mortgage-backed securities                               2,792            62
    Money market investments                                 2,154            58
                                                           -------       -------
Total interest income                                       84,358        36,269
                                                           -------       -------

INTEREST EXPENSE:
    NOW and money market accounts                            3,936           785
    Savings accounts                                         2,139         1,601
    Certificates of deposit                                 27,180         8,076
    Borrowings                                              15,969         9,357
    Mortgagors' escrow                                           4             7
                                                           -------       -------
Total interest expense                                      49,228        19,826
                                                           -------       -------
         Net interest income                                35,130        16,443
Provision for loan losses                                     --            --
                                                           -------       -------
         Net interest income after
             provision for loan losses                      35,130        16,443
                                                           -------       -------
OTHER OPERATING INCOME:
    Fee income                                               7,933           501
    Other                                                   20,548           610
                                                           -------       -------
Total other operating income                                28,481         1,111
                                                           -------       -------
NON-INTEREST EXPENSE:
    Compensation and benefits(1)                             9,714         3,488
    Occupancy and equipment                                  3,372           744
    General and administrative                               5,662         1,242
    Other                                                      672           164
                                                           -------       -------
Total operating expense                                     19,420         5,638
    Amortization of goodwill                                 1,482          --
                                                           -------       -------
Total non-interest expense                                  20,902         5,638
                                                           -------       -------
Income before income taxes                                  42,709        11,916

Income tax expense(2)                                       15,065         4,322
                                                           -------       -------
         NET INCOME                                        $27,644        $7,594
                                                           =======       =======


         EARNINGS PER SHARE(3)                               $0.68         $0.28
         DILUTED EARNINGS PER SHARE(3)                       $0.66         $0.28
                                                           =======       =======



(1)  Includes non-cash items of $0.894 million and $0.440 million, respectively.

(2)  Includes non-cash items of $2.500 million and $1.413 million, respectively.

(3) Amounts for the year 2000 have been adjusted to reflect a 3-for-2 stock split on March 29, 2001.

                        NEW YORK COMMUNITY BANCORP, INC.
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                                   (unaudited)

                                                                                            AT OR FOR THE
                                                                                          THREE MONTHS ENDED
                                                                                               MARCH 31,
                                                                                ---------------------------------------
 (dollars in thousands, except per share data)                                     2001                          2000
                                                                                ----------                   ----------
 CORE EARNINGS DATA:(1)
 Earnings                                                                          $17,393                       $7,594
 Earnings per share(2)                                                                0.43                         0.28
 Diluted earnings per share(2)                                                        0.42                         0.28
 Return on average assets                                                             1.50%                       1.58%
 Return on average stockholders' equity                                              24.84                        23.49
 Operating expense to average assets                                                  1.68                         1.18
 Efficiency ratio                                                                    40.59                        32.12

 REPORTED EARNINGS DATA:
 Earnings                                                                          $27,644                       $7,594
 Earnings per share(2)                                                                0.68                         0.28
 Diluted earnings per share(2)                                                        0.66                         0.28
 Return on average assets                                                             2.39%                       1.58%
 Return on average stockholders' equity                                              39.49                        23.49
 Operating expense to average assets                                                  1.68                         1.18
 Efficiency ratio                                                                    30.53                        32.12
 Shares used for EPS computation(2)                                             40,889,323                   26,804,308
 Shares used for diluted EPS computation(2)                                     41,573,959                   27,218,232

 CASH EARNINGS DATA:
 Earnings                                                                          $32,995                      $10,141
 Earnings per share(2)                                                                0.81                         0.38
 Diluted earnings per share(2)                                                        0.79                         0.37
 Return on average assets                                                             2.85%                       2.11%
 Return on average stockholders' equity                                              47.13                        31.36
 Operating expense to average assets                                                  1.60                         1.08
 Efficiency ratio                                                                    29.12                        29.61

 AVERAGE BALANCE SHEET DATA:
 Mortgage and other loans                                                       $3,642,448                   $1,635,542
 Total interest-earning assets                                                   4,320,091                    1,839,296
 Interest-bearing deposits                                                       3,074,352                    1,022,145
 Borrowings                                                                      1,035,057                      674,542
 Stockholders' equity                                                              280,047                      129,341
 Average yield on interest-earning assets                                             7.81%                       7.89%
 Average cost of interest-bearing liabilities                                         4.83                         4.64
 Interest rate spread                                                                 2.98                         3.25
 Net interest margin                                                                  3.25                         3.58

                                                                                AT MARCH 31,               AT DECEMBER 31,
                                                                                ------------               ---------------
                                                                                   2001                         2000
                                                                                ----------                   ----------
 BALANCE SHEET DATA:(2)
 Book value per share                                                                  $7.05                      $7.41
 Regulatory leverage capital ratio                                                      5.25%                     5.02%
 Stockholders' equity to total assets                                                   6.18                       6.52
 Shares used for book value computation                                           40,638,843                 41,517,306
 Total shares issued and outstanding                                              43,457,043                 44,370,186

 ASSET QUALITY RATIOS:
 Non-performing loans to loans, net                                                     0.28%                     0.25%
 Non-performing assets to total assets                                                  0.19                       0.19
 Allowance for loan losses to non-performing loans                                    206.85                     198.68
 Allowance for loan losses to loans, net                                                0.57                       0.50

(1) Core earnings for the first quarter of 2001 exclude a non-recurring net gain of $10.3 million on the sale of loans and securities. Core earnings for the first quarter of 2000 are the same as reported earnings for the corresponding period.

(2) Amounts for the year 2000 have been adjusted to reflect a 3-for-2 stock split on March 29, 2001.